Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The St. Joe Company, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-43007, No. 333-51726, No. 333-51728, No. 333-106046, and No. 333-159347) on Form S-8 of The St. Joe Company of our reports dated February 27, 2012, with respect to the consolidated balance sheets of The St. Joe Company as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, and cash flow for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of The St. Joe Company.

February 27, 2012

Miami, Florida

Certified Public Accountants